UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                     ------

                      Applied Science and Technology, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   038236 105
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 038236 105                    13G                    Page 2 of 6 Pages

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 (1) Names of Reporting  Persons.  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

         John M. Tarrh

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 (2) Check the Appropriate Box if a Member of a Group                 (a)  [  ]
                                                                      (b)  [  ]

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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
                                                       United States

--------------------------------------------------------------------------------

                                (5) Sole Voting Power:

Number of  Shares                   283,282 shares (which  includes 5,400 shares
                                    of Common Stock underlying incentive stock options which are exercisable within 60 days of the date hereof).

Beneficially                        --------------------------------------------

                                (6) Shared Voting Power
Owned by                                              -0-

                                    --------------------------------------------

Each Reporting                  (7) Sole Dispositive Power:

                                    283,282 shares (which  includes 5,400 shares
                                    of Common Stock  underlying  incentive stock
Person With                         options which are exercisable within 60 days
                                    of the date hereof).

                                    --------------------------------------------

                                (8) Shared Dispositive Power

                                                     -0-

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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person 283,282 shares
     (which includes 5,400 shares of Common Stock underlying incentive stock options which are exercisable within 60 days of the date hereof).

 -------------------------------------------------------------------------------

 (10)Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* Excludes 876 shares of Common Stock owned by Mr. Tarrh's wife and minor son. Mr. Tarrh disclaims beneficial ownership or interest in these shares. Also excludes 12,500 shares of Common Stock held by Mr. Tarrh's father and sisters, in which Mr. Tarrh disclaims any beneficial interest.

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(11) Percent of Class Represented by Amount in Row (9)
          6.2%

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(12) Type of Reporting Person (See Instructions)
                                                               IN
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                                                               Page 3 of 6 Pages


Item 1(a).        NAME OF ISSUER:

                  Applied Science and Technology, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  35 Cabot Road, Woburn, Massachusetts 01801

Item 2(a).        NAME OF PERSON FILING:

                  John M. Tarrh

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  35 Cabot Road, Woburn, Massachusetts 01801

Item 2(c).        CITIZENSHIP:

                  United States

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP NUMBER:

                  038236 105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a). [ ] Broker or Dealer  registered  under section 15 of the
                           Act

                  (b). [ ] Bank as defined in section 3(a) (6) of the Act

                  (c). [ ] Insurance  Company as defined in section 3(a) (19) of the Act

                  (d). [ ] Investment  Company registered under section 8 of the
                           Investment Company Act

                  (e)  [ ] Investment  Adviser  registered  under section 203 of the Investment Advisers Act of 1940





                                                               Page 4 of 6 Pages



                  (f)  [ ] Employee Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                  (g)  [ ] Parent   Holding   Company,    in   accordance   with
                           ss.240.13d-1 (b) (ii) (G)

                  (h)  [ ] Group, in accordance with  ss.240.13d-1  (b) (1) (ii)
                           (H)

Item 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           283,282 shares of Common Stock, which includes 5,400 shares of Common Stock underlying incentive stock options that are exercisable within 60 days of the date hereof. This amount excludes 876 shares owned by Mr. Tarrh's wife and minor son. This amount excludes 12,500 shares of Common Stock held by Mr. Tarrh's father and sisters, in which Mr. Tarrh disclaims any beneficial interest.

                  (b)      PERCENT OF CLASS:

                           6.2%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      Sole  power to vote or to  direct  the vote:
                                    283,282   shares  of  Common   Stock   which
                                    includes   5,400   shares  of  Common  Stock
                                    underlying incentive stock options that are exercisable within 60 days of the date hereof.

                           (ii)     Shared power to vote or to direct the vote:

                                    -0- shares

                           (iii) Sole power to dispose or to direct the disposition of:

                                    283,282   shares  of  Common   Stock   which
                                    includes   5,400   shares  of  Common  Stock
                                    underlying incentive stock options that are exercisable within 60 days of the date hereof.

                           (iv) Shared power to dispose or to direct the disposition of:

                                    -0- shares








                                                               Page 5 of 6 Pages

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                    GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                                               Page 6 of 6 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                  February  13, 1997
                                                 ---------------------
                                                        (Date)


                                            /s/ John M. Tarrh
                                            ---------------------------
                                                    (Signature)


                                            John M. Tarrh, Senior Vice President
                                            ------------------------------------
                                                      (Name and Title)